UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-12383

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan For Certain Employees

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 777 East Wisconsin Avenue, Suite 1400, Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

SIGNATURE	10

EXHIBITS:

Consent of Independent Registered Public Accounting Firm	11

All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings Plan
  for Certain Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Certain Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 16, 2005

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS:
Master Defined Contribution Trust (Note 3)	$—	$2,845,637
Loan Fund	—	16,033

Total investments	—	2,861,670

NET ASSETS AVAILABLE FOR BENEFITS	$—	$2,861,670

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,861,670	$2,372,510

ADDITIONS:
Income from investments:
Interest in income of Master Defined Contribution Trust	391,340	661,863
Interest	787	1,781

Total income from investments	392,127	663,644

DEDUCTIONS:
Payments to participants or beneficiaries	246,450	174,484

Total deductions	246,450	174,484

NET INCREASE BEFORE TRANSFERS	145,677	489,160

NET TRANSFERS	(3,007,347)	—

NET (DECREASE) INCREASE	(2,861,670)	489,160

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$—	$2,861,670

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Certain Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan was a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator controlled and managed the operation and administration of the Plan. Wells Fargo, N.A. (the “Trustee”) was the trustee of the Plan. The assets of the Plan were managed by the Trustee and several other investment managers. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On December 16, 2004, the Plan merged into the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees Plan. All Plan participant account balances were transferred to the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees at that date.

On June 27, 2003, Conexant Systems, Inc. (“Conexant”) spun off to its shareowners Mindspeed Technologies, Inc., its Internet infrastructure business (“Mindspeed”). As a result of the spinoff, Conexant shareowners received one share of Mindspeed for every three shares of Conexant common stock held.

On June 29, 2001, Rockwell Automation completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. (“Rockwell Collins”) to Rockwell Automation’s shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell Automation share. After the spinoff, participants that were employees of Rockwell Collins were allowed to elect to transfer their balances to plans established by their employer. As a result of the spinoff, the Plan was frozen with contributions no longer made by or on behalf of participants. Participants in the Plan were allowed to invest in seven investment funds and the following stock funds which were specific to the Plan:

Rockwell Automation Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents.

Rockwell Automation Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents.

Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.

ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

Conexant Stock Fund - Invests principally in the common stock of Conexant but may also hold cash and cash equivalents.

Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins, Inc. but may also hold cash and cash equivalents.

Skyworks Stock Fund – Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.

Mindspeed Stock Fund – Invests principally in the common stock of Mindspeed but may also hold cash and cash equivalents.

The Boeing, ArvinMeritor, Conexant, Rockwell Collins, Skyworks and Mindspeed Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds were paid to Rockwell Automation Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds were paid to the Rockwell Automation Stable Value Managed Fund (the “Stable Value Fund”).

b.	Participation - Participation in the Plan was extended to certain employees of certain collective bargaining units within Rockwell Collins who were eligible to participate, as defined in the Plan document. As a result of the spinoff of Rockwell Collins, the Plan was frozen with contributions no longer made by or on behalf of participants.

Plan participants could change investment elections on a daily basis in 1% increments. Participants who had attained age 65 and retired and elected to defer distribution until a later date, were able to elect on a daily basis to transfer in 1% increments or specified dollar amounts of the participant’s interest in Rockwell Automation Stock Fund A to one or more of the investment funds.

c.	Investment Elections – Participants could contribute to any or all of the funds that were available for contributions in 1% increments. Participants could change such investment elections on a daily basis. If a participant did not have an investment election on file, contributions were made to the Stable Value Fund.

The Plan invested in the Stable Value Fund which invested primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and stated at contract value, which approximated fair value. The crediting interest rate for the Stable Value Fund was 5.13% at December 31, 2003. The crediting interest rates on the underlying investments were reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2004 and 2003 was 4.70% and 5.37%, respectively.

d.	Unit Values - Participants did not own specific securities or other assets in the various funds, but had an interest therein represented by units valued as of the end of each business day. However, voting rights were extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts were charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting - Active Plan participants became fully vested in all account balances as a result of the Rockwell Collins spinoff.

f.	Loans - A participant could obtain a loan in the amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant’s vested account balance less outstanding loans) from the balance of the participant’s account. Loans were secured by the remaining balance in the participant’s account. Interest was charged at a rate equal to the prime rate plus 1%. The loans could be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or in full at any time after a minimum of one month. Payments of principal and interest were credited to the participant’s account. Participants could have up to two outstanding loans at any time from the Plan.

g.	Plan Termination – Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate the Plan in accordance with ERISA. Contributions to the Plan have been suspended in accordance with ERISA. The Plan is frozen and each participant’s employer contribution account is fully vested. Benefits under the Plan will be provided solely from the Plan assets.

h.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, were paid by Rockwell Automation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Valuation of Investments - Investment in the Master Defined Contribution Trust was stated at fair value except for the benefit-responsive GICs, which are stated at contract value, which approximates fair value (Note 1c). Purchases and sales of securities were recorded on a trade date basis. Interest income was recorded on an accrual basis. Dividends were recorded on the ex-dividend date. The loan fund was stated at cost which approximated fair value.

b.	Use of Estimates - Estimates and assumptions made by the Plan’s management affected the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

c.	Payment of Benefits - Benefits were recorded when paid.

d.	Risks and Uncertainties - The Plan invested in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	MASTER DEFINED CONTRIBUTION TRUST

At December 31, 2003, with the exception of the participant loan fund, all of the Plan’s investment assets were held in a Master Defined Contribution Trust (“Master Trust”) account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value, which approximates fair value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Money market funds	$37,421,244	$27,836,103
Common stocks	1,902,170,600	1,675,352,194
Mutual funds	455,508,743	406,660,705
Preferred/convertible securities	—	5,704,949
Investments in common collective trust -
Fidelity U.S. equity index fund	133,981,640	125,386,275
Stable Value Fund – guaranteed investment contracts	613,535,748	594,240,938
Accrued income	612,285	592,973
Pending trades	(979,318)	3,095,655

Net assets	$3,142,250,942	$2,838,869,792

The net investment income of the Master Trust for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Interest	$32,409,174	$38,726,426
Dividends	31,991,722	28,788,016
Net appreciation in fair value of investments:
Common stocks	371,203,744	564,557,449
Mutual funds	26,429,103	57,918,155
Investments in common collective trusts -
Fidelity US Equity Index Fund	13,104,341	27,499,817
Other	—	(179,655)

Net investment income	$475,138,084	$717,310,208

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was less than 1% at December 31, 2003. While the Plan participated in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2004 and 2003.

The Master Trust’s investments which exceeded 5% of net assets as of December 31, 2004 and 2003 are as follows:

Description of Investment	2004	2003

Rockwell Automation, Inc. common stock	$754,857,187	$590,939,494
Rockwell Collins, Inc. common stock	466,972,321	405,649,955
Chase Manhattan Bank Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,314,451
Monumental Life Insurance Global Wrap, Crediting Interest Rate of 5.34% at December 31, 2003	*	144,314,122
Rabobank Nederland Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,313,027
UBS AG Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,314,048

*	These investments did not exceed 5% of net assets in 2004.

Certain Master Trust investments are shares of mutual funds managed by Wells Fargo and Fidelity Management Trust Company. Wells Fargo is the trustee and Fidelity is the recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Master Trust held 15,234,252 and 16,599,424 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $99,094,064 and $107,974,083, respectively, and a market value of $754,857,187 and $590,939,494, respectively.

During 2004 and 2003, dividends on Rockwell Automation, Inc. common stock paid to eligible plan participants were $10,599,454 and $11,403,771, respectively.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Rockwell Automation Stock Fund A for the years ended December 31, 2004 and 2003, respectively, is as follows:

	2004	2003
Net Assets, Beginning of Year	$189,082	$123,294

Changes in net assets:
Contributions	—	—
Dividends	5,250	5,592
Net appreciation	57,534	80,913
Benefits paid to participants	(4,420)	(9,975)
Administrative expenses	—	—
Transfers	(247,446)	(10,742)

Total changes in net assets	(189,082)	65,788

Net Assets, End of Year*	$—	$189,082

* These net assets are included in the Master Trust.

5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and was operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	SUBSEQUENT EVENTS

On March 31, 2005, Rockwell Automation informed Wells Fargo, N.A. of its intent to terminate the Master Trust Agreement with Wells Fargo, N.A. and transfer trustee responsibility of the Master Trust to Fidelity Management Trust Company. The transition is expected to occur as of the close of business on June 30, 2005.

Effective July 1, 2005, Rockwell Automation will be adding new investment options, eliminating certain current investment options, and consolidating the Rockwell Automation Stock Funds. In addition, a three-tiered investment structure and the opportunity to invest in certain mutual funds through a brokerage account will be introduced.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

By	/s/ Roger Freitag

Roger Freitag
Plan Administrator

Date: June 27, 2005